

August 13, 2012

Via E-mail
Ki-Hong Park
Chief Financial and Planning Officer
POSCO
POSCO Center
892 Daechi-4-dong, Gangnam-gu
Seoul, Korea 135-777

>   **Re: POSCO**
>   **Form 20-F for Fiscal Year Ended December 31, 2011**
>   **Filed April 30, 2012**
>   **File No. 1-13368**

Dear Mr. Park:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. In future filings, please consistently order numerical data presented in tabular and narrative format throughout your document. In this regard, the financial statements present 2011 financial information first and 2010 financial information last. However, you present the older periods in all of the other sections of your Form 20-F. Please refer to SAB Topic 11:E for guidance.

Item 4.B. Business Overview, page 18

2. In future filings, please revise your Domestic Market disclosures to separately present the tons of steel you sold in the Korean market from the other Korean steel companies' sales. Please also disclose your market share of the Korean market for each period presented, including an explanation for material changes. Please refer to the disclosures you provided in your fiscal year 2010 Form 20-F on pages 24 and 25.

Item 5.A. Operating Results, page 38
Operating Results – 2010 Compared to 2011, page 46

3. We note that revenues from the Trading reportable segment has significantly increased from Won 2,982 billion in fiscal year 2009 to Won 21,097 billion in fiscal year 2011, which is 30.6% of consolidated revenue for fiscal year 2011. As such, please provide more substantive and informative disclosures in future filings to enable investors to better understand the primary transactions that comprise this reportable segment's revenues as well as your change in risk exposures created by the growth in this portion of your operations. In this regard, please fully describe the types of transactions that materially comprise revenues. As part of this disclosure, please ensure you clearly explain how you determine revenues are recognized as part of your Trading reportable segment versus your Steel reportable segment. Please also identify the sequence of events that enable the Trading reportable segment to identify potential sales opportunities and how the Trading reportable segment consummates the sales transaction. As part of this disclosure, please describe the extent to which sales are comprised of transactions where you assume an obligation to acquire the products and/or raw materials before a customer commits to purchasing the corresponding products and/or raw materials from you, including a description of the inventory and price risks you assume in these types of transactions and how you manage your exposure to these risks along with a discussion of any derivative instruments you acquire to mitigate your exposure. Please disclose the amount of material losses from this activity, or state that no material losses have been incurred. Please also disclose the impact of this activity on your liquidity by describing the time period that generally elapses between your payment to acquire the products and/or raw materials and your receipt of payment from your customer. Please provide a more comprehensive discussion as to why the Trading reportable segment profit margin is less than 1% of external revenues and comprises only 4.7% of total segment profit even though external revenues are 30.6% of total segment external revenues. As part of this discussion, please explain whether the growth in this business activity is expected to cause a material reduction in consolidated profit margins. Finally, please provide a more comprehensive discussion that explains how the Trading reportable segment manages its foreign currency exposure given that 90% of this segment's revenues are generated from export sales and third-country trade.

4. In future filings, please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, raw material inflation pass-through, the introduction of new products, recent acquisitions, and foreign exchange effects attributed to the increase or decrease in revenues and gross profit at the consolidated level and the reportable segment level. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising income from continuing operations, as appropriate. Please refer to Item 303(a)(3)(i) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

5. In future filings, please disclose the approximate amount of each of your key raw materials needed to produce a ton of steel. While the amount of raw materials needed will fluctuate

based on the type and specifications of the final products and other factors, an estimate of this amount would provide useful information to an investor regarding your use of iron ore, coal, nickel, ferrochrome, stainless steel scrap, carbon steel scrap, and other key raw materials. To the extent not already provided elsewhere, please also disclose the average market price of your key raw materials for each period presented. Disclose the approximate amount of natural gas consumed per ton at your facilities' normal operating levels, and consumption rates of key sources of electricity.

6. In future filings, where you identify multiple factors that contributed to a change in your results of operations, please quantify each contributing factor so an investor may assess the materiality of each factor. For example, on page 47, you disclose that your cost of sales increased by 50.6% primarily due to the consolidation of the cost of sales of Daewoo International, an increase in your sales volume of steel and non-steel products, and increases in the average prices of raw materials. However, you do not quantify how much each factor contributed to the 50.6% increase. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K. Please address this comment with respect to each reporting period.

7. In future filings, please expand upon your discussion and analysis of revenues and gross profit at the consolidated and reportable segment level to discuss the change in product mix and the impact on operations and to discuss the change between domestic and foreign sales and the impact on operations.

Item 5.B. Liquidity and Capital Resources, page 52

8. In future filings, please expand your disclosure to provide additional clarity regarding the amounts of cash and cash equivalents and also other short-term financial assets that are available for your use for ongoing cash needs. In this regard, please disclose the amount of cash and cash equivalents and other short-term financial assets held outside of Korea, as well as the amounts that are restricted by laws to be used in other countries. Please also clarify that if cash and cash equivalents and/or other short-term financial assets held outside of Korea are needed for your operations in Korea, what tax implications, if any, you would be subject to in the event a foreign subsidiary granted you a cash dividend.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 86

9. In future filings, please disclose your loss exposure for each type of open derivative contract. If any of your exposures are unlimited, please disclose this fact. As part of your disclosure, please ensure you clarify the specific market factors that could result in a material impact, positive or negative, to the consolidated financial statements based on your current, open derivative contracts. To the extent that the derivative contract is a hedge, please disclose the offsetting impact the market factor will have on the hedged item. For example, to the extent that you have foreign currency positions that would result in a material loss to profit before income tax and/or total equity if the US Dollar significantly increased against the Korean Won, please disclose this fact. Further, please explain any factors that would offset this loss on your derivative position, such as a decrease in raw material costs related to the derivative

position. This expanded disclosure will provide investors with an understanding of the material uncertainty that you are exposed to for your derivative instruments. Please refer to Item 5.D. of Form 20-F for guidance. Please provide us with the disclosure you would have included in your fiscal year 2011 Form 20-F in response to this comment.

1. General Information, page F-10

10. Please confirm to us that there are no restrictions on the ability of any of your subsidiaries to transfer funds to you, the parent, in the form of cash dividends or to repay loans or advances. Otherwise, please provide the disclosure required by IAS 27.41(d) in future filings. To the extent that there are restrictions on the net assets of any of your consolidated subsidiaries, please provide us with your consideration of the guidance in Article 5-04 of Regulation S-X to provide parent-only condensed financial information.

11. In future filings, please provide a schedule that demonstrates the effects of changes in your ownership interest in subsidiaries that do not result in a loss of control in accordance with IAS 27.41(e). Please also disclose your accounting policy for changes in ownership of consolidated subsidiaries that does not result in a loss of control in Note 3. Please refer to IAS 27.30 for guidance.

3. Summary of Significant Accounting Policies, page F-32
General

12. In future filings, please provide the disclosures required by IAS 1.125 for the areas in which you note that you make assumptions and other estimations uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities.

13. In future filings, please disclose your accounting policy for guarantees that you provide and are reflected in Note 34. Please refer to the guidance in IAS 37, IFRS 4, and IAS 39. Please provide us with the disclosure you intend to include in future filings.

Consolidation Policy, page F-32
(c) Associates, page F-33

14. In future filings, please expand your disclosure to indicate whether or not adjustments have been made to conform any associate's accounting policies to those of the parent. Please refer to IAS 28.26 - .27 for guidance.

Business combination, page F-33

15. In future filings, please clarify your accounting for reacquired rights in a business combination. In this regard, it is unclear what you mean by "special provisions". Please refer to IFRS 3.29 and .55 for guidance.

Cash and cash equivalents, page F-35

16. In future filings, please expand your disclosure to state the period to maturity from the date you acquire cash equivalents. In this regard, we note that the majority of your cash equivalents are time deposits. Please refer to IAS 7.7 for guidance. Please provide us with the disclosure you intend to include in future filings.

Property, plant and equipment, page F-37

17. In future filings, please disclose that you also review the depreciation method(s) used annually in addition to the useful lives and residual values, if correct. Please refer to IAS 16.61 for guidance.

Exploration for and evaluation of mineral resources, page F-40

18. In future filings, please clarify that the reclassification of development assets at inception of extraction is when technical feasibility and commercial viability are demonstrable in accordance with IFRS 6.17.

Impairment for non-financial assets, page F-41

19. In future filings, please provide investors with a more comprehensive explanation of the CGU level at which goodwill has been allocated. Please also confirm that this is the same level at which management is monitoring goodwill. Please refer to IAS 36.80 - .85 and IFRS 8.9. Please also disclose the total number of CGUs with goodwill assigned by reportable segment. Please provide us with the disclosure you intend to include in future filings.

Construction contracts, page F-47

20. In future filings, please provide a description of the different types of contracts you use, including the typical terms of these contracts and how the type of contract may impact revenue recognition.

4. Financial risk management, page F-51

21. In future filings, please expand upon your credit risk disclosures to discuss the risks associated with counterparties to your investment securities and derivative contracts in addition to your receivables. Please refer to IFRS 7.36 - .38 for guidance.

7. Other Financial Assets, page F-55

22. We note that you have recognized impairment losses on your investment in SK Telecom Co., Ltd. upon adoption of IFRS-IASB and during fiscal year 2011. Please tell us the carrying value of your investment in SK Telecom for each period presented along with the number of

shares held. Please also tell us the amount of unrecognized gains/(losses) included in accumulated other comprehensive income for this investment for each period presented.

10. Investments in Associates and Joint Ventures, page F-57

23. Please confirm to us that there are no restrictions on the ability of any of your associates or joint ventures to transfer funds to you, the parent, in the form of cash dividends or to repay loans or advances. Otherwise, please provide the disclosure required by IAS 28.37(f) in future filings.

24. Please confirm to us that the associates and joint ventures do not have any loss contingencies for which there is a possible, material obligation from past events. Otherwise, please provide the disclosures required by IAS 28.40 in future filings.

12. Property, Plant and Equipment, Net, page F-62

25. In future filings, please disclose the gross carrying amount and accumulated depreciation and government grants at the asset class level for each period presented rather than at the consolidated level. Please refer to IAS 16.73(d) for guidance.

13. Goodwill and Other Intangible Assets, page F-64

26. In future filings, please disclose the gross carrying amount and accumulated amortization and government grants for each class of intangible assets for each period presented rather than at the consolidated level. Please refer to IAS 38.118(c) for guidance.

27. In future filings, please expand upon your disclosures for the goodwill allocated to the Daewoo International Corporation cash-generating unit to provide the following additional information:
   - A description of all the key assumptions used to base the cash flow projections (e.g., growth rates and expected changes to selling prices and direct costs) in accordance with IAS 36.134(d)(i).
   - A description of your approach to determining the values assigned to these key assumptions, whether those values reflect past experience or are consistent with external sources of information, and, if appropriate, how and why the values differ from past experience or external sources of information in accordance with IAS 36.134(d)(ii).
   - Clarification as to whether the terminal growth rate exceeds the long-term average growth rates in accordance with IAS 36.134(d)(iv).
   - Clarification that it is not reasonably possible a change in key assumptions would cause the cash-generating unit to exceed its recoverable amount. Otherwise, please provide the disclosures required by IAS 36.134(f).

   Please provide us with the disclosures you would have provided in your fiscal year 2011 Form 20-F in response to this comment.

17. Provisions, page F-68

28. In future filings, please revise your tables for the changes in provisions for each period presented to separately present the portion of the provisions that were used and the portion of the provisions that were unused and reversed during the period. Please refer to IAS 37.84(c) and .84(d) for guidance.

18. Employee Benefits, page F-69

29. In future filings, please expand upon your defined benefit plan disclosures to address the following:
   - Clarify what you mean that you "partially" operate defined benefit pension plan for employees. Please supplementally provide us with the clarifying disclosure you intend to include in future filings.
   - Provide a general description of the type of defined benefit plans you offer to your employees in accordance with IAS 19.120A(b) and .122.
   - Disclose the basis used to determine the overall expected rate of return in accordance with IAS 19.120A(l).
   - Disclose the actual return on plan assets in accordance with IAS 19.120A(m).
   - Disclose your best estimate of the contribution you expect to pay to the plan during your next fiscal year in accordance with IAS 19.120A(q).

24. Stock Appreciation Rights, page F-81

30. In future filings, please expand upon your stock appreciation rights disclosures to provide the following:
   - A description of the material terms of the stock appreciation rights plan in accordance with IFRS 2.45(a).
   - The information for the number and weighted-average exercise price of the stock appreciation rights required by IFRS 2.45(b)(i), .45(b)(vi), and .45(b)(vii).
   - The information required for the stock appreciation rights exercised during the periods presented required by IFRS 2.45(c).
   - The information required for stock appreciation rights outstanding required by IFRS 2.45(d).
   - The option pricing model used to estimate the fair value of the stock appreciation rights in accordance with IFRS 2.47(a)(i).
   - The manner in which expected volatility was determined in accordance with IFRS 2.47(a)(ii).

25. Construction Contracts, page F-81

31. In future filings, please provide the disclosures required by IAS 8.39 for the changes in estimates of contract revenue or contract costs or the effect of a change in the estimate of the outcome of a contract. Please refer to IAS 11.38 for guidance.

30. Finance Income and Costs, page F-84

32. We note that you have recognized gains and losses on foreign currency translation for each period presented within profit before income tax. We further note your accounting policy is to recognize foreign currency differences between the functional currency of your subsidiaries and the presentation currency in other comprehensive income. Further, we did not note any material disposition of businesses that would result in the reclassification of foreign currency translation differences into profit before income tax. As such, please explain to us what these gains and losses on foreign currency translation represent. In future filings, please expand upon your MD&A discussion and analysis of these line items to provide investors with additional insight into what these line items represent.

33. Related Party Transactions, page F-90

33. Please provide us with an explanation of the differences between the related party sales and other transactions reflected in this footnote disclosure with the amount of internal revenues between the reportable segments reflected in Note 36.

34. Commitments and Contingencies, page F-92

34. We note that Nippon Steel Corporation filed civil lawsuits against you in Japan and the United States on April 25, 2012. Please confirm to us that you have assessed the outcome of the civil lawsuits to be remote in terms of materiality to your consolidated financial statements. Otherwise, please confirm to us that you will provide the disclosures required by IAS 37.86 in future filings and provide us with the disclosure you intend to include.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749, or in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief